Securities Operations

New York, NY 10005

tel: 212.656.5026
fax: 212.656.5893
pmadho@nyse.com

CERTNYS

1-31728


NYSE


03026919


AUG 18 2003

August 18, 2003

Mr. Brian Johnson
Branch Chief
Securities and Exchange Commission
Branch of Filer Support 2
Room 1004 -- STOP/1-4
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

Dear Mr. Johnson:

The New York Stock Exchange certifies approval for listing and registration under the Securities Exchange Act of 1934, MI DEVELOPMENTS INC., Class A Subordinate Voting Shares and requests immediate acceleration of registration. Adequate distribution assured. Form 20-F received on August 18, 2003. Tentative listing date – August 20, 2003.

Sincerely,

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